U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

Rosenwald, M.D.,        Lindsay                    A.
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   (Last)               (First)                 (Middle)

  c/o Paramount Capital Asset Management, Inc., 787 Seventh Avenue, 48th Floor
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                                    (Street)

   New York               NY                    10019
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

AVAX Technologies, Inc. (AVXT)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4. Statement for Month/Year

December, 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             [X]   10% Owner
   [ ]   Officer (give title below)           [ ]   Other (specify below)

   ________________________________________________
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7. Individual or Joint/Group Filing (Check Applicable Line)
   [ ]  Form filed by One Reporting Person
   [ ]  Form filed by More than One Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          8/5/98         P               7,400       A      $1.588   1,842,589(1)    I        By Aries
                                                                                                                          Master
                                                                                                                          Fund(2)
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Common Stock                          8/6/98         P               6,300       A      $1.500   1,842,589(1)    I        By Aries
                                                                                                                          Master
                                                                                                                          Fund(2)
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Common Stock                          8/7/98         P              13,500       A      $1.578   1,842,589(1)    I        By Aries
                                                                                                                          Master
                                                                                                                          Fund(2)
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Common Stock                          8/11/98        P               7,400       A      $1.625   1,842,589(1)    I        By Aries
                                                                                                                          Master
                                                                                                                          Fund(2)
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Common Stock                          8/13/98        P               3,600       A      $1.844   1,842,589(1)    I        By Aries
                                                                                                                          Master
                                                                                                                          Fund(2)
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xx
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Common Stock            8/18/98    P              7,400     A       $2.063   1,842,589(1)          I             By Aries Master
                                                                                                                 Fund(2)
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Common Stock            8/19/98    P              7,400     A       $2.191   1,842,589(1)          I             By Aries Master
                                                                                                                 Fund(2)
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Common Stock            8/27/98    P              7,400     A       $2.000   1,842,589(1)          I             By Aries Master
                                                                                                                 Fund(2)
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Common Stock            9/10/98    P              14,800    A       $1.750   1,842,589(1)          I             By Aries Master
                                                                                                                 Fund(2)
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Common Stock            8/5/98     P              2,600     A       $1.588   1,842,589(1)          I             By Aries Domestic
                                                                                                                 Fund, L.P.(2)
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Common Stock            8/6/98     P              2,200     A       $1.500   1,842,589(1)          I             By Aries Domestic
                                                                                                                 Fund, L.P.(2)
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Common Stock            8/11/98    P              2,600     A       $1.625   1,842,589(1)          I             By Aries Domestic
                                                                                                                 Fund, L.P.(2)
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Common Stock            8/13/98    P              1,400     A       $1.844   1,842,589(1)          I             By Aries Domestic
                                                                                                                 Fund, L.P.(2)
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Common Stock            8/18/98    P              2,600     A       $2.063   1,842,589(1)          I             By Aries Domestic
                                                                                                                 Fund, L.P.(2)
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Common Stock            8/19/98    P              2,600     A       $2.191   1,842,589(1)          I             By Aries Domestic
                                                                                                                 Fund, L.P.(2)
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Common Stock            8/27/98    P              2,600     A       $2.000   1,842,589(1)          I             By Aries Domestic
                                                                                                                 Fund, L.P.(2)
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Common Stock            9/10/98    P              5,200     A       $1.750   1,842,589(1)          I             By Aries Domestic
                                                                                                                 Fund, L.P.(2)
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Explanation of Responses:

(1)   See Attachment A.

(2) Securities beneficially acquired represent shares of Common Stock issued to The Aries Master Fund, a Cayman Island exempted company (the "Master Fund") and the Aries Domestic Fund, L.P. (the "Partnership" and collectively with the Master Fund, the "Aries Funds"), respectively. Paramount Capital Asset Management, Inc. ("Paramount Capital"), of which Dr. Rosenwald is the sole shareholder, is the General Partner of the Partnership and also serves as the investment manager to the Master Fund. Dr. Rosenwald may be deemed to have voting and investment control over the securities of the issuer owned by the Master Fund and the Partnership under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Paramount Capital and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Master Fund and the Partnership, except to the extent of their pecuniary interest therein.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Lindsay A. Rosenwald, M.D.                           February 12, 1999
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** Signature of Reporting Person                         Date

                                  Attachment A

Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. 512,492 shares of Common Stock owned directly by Dr. Rosenwald, 17,000 shares of Common Stock issuable upon exercise of Bridge Placement Warrants owned directly by Dr. Rosenwald and 320,949 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock issuable upon exercise of Series B Placement Warrants owned directly by Dr. Rosenwald.

2. 42,775 shares of Common Stock owned by June Street Corporation and Huntington Street Corporation, of which Dr. Rosenwald is the sole proprietor.

3. 199,314 shares of Common Stock owned by Dr. Rosenwald's wife and trusts in favor of his minor children. Dr. Rosenwald disclaims beneficial ownership of such shares.

4. An aggregate of 451,848 shares of Common Stock owned directly by The Funds, as well as an aggregate of 298,211 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held directly by the Funds or issuable upon exercise of Series B Placement Warrants and Bridge Placement Warrants held by the Funds. Dr. Rosenwald disclaims beneficial ownership of such shares owned by the Funds, except to the extent of his pecuniary interest, if any.